Exhibit 99.1

Horizon Pharma plc to Acquire Hyperion Therapeutics, Inc. for $46.00 per share or $1.1 Billion in Cash

— Addition of RAVICTI® (glycerol phenylbutyrate) Oral Liquid and BUPHENYL® (sodium phenylbutyrate) Tablets and Powder Significantly Expands Horizon’s Orphan Business –

— Transaction is Expected to be Immediately Accretive to Adjusted Earnings Per Share and Contribute Approximately $100 Million in Adjusted EBITDA in 2016 —

— Conference Call Today at 8 A.M. ET to Discuss Transaction —

DUBLIN, Ireland and BRISBANE, Calif. – March 30, 2015 – Horizon Pharma plc (NASDAQ: HZNP) and Hyperion Therapeutics, Inc. (NASDAQ: HPTX) today announced they have entered into a definitive agreement under which Horizon Pharma will acquire all of the issued and outstanding shares of Hyperion’s common stock for $46.00 per share in cash or approximately $1.1 billion on a fully diluted basis. The per share consideration represents a premium of approximately 35 percent to Hyperion’s volume weighted average price for the trailing 60-days. The proposed transaction has been unanimously approved by both companies’ boards of directors.

“The Hyperion acquisition will expand and diversify our product portfolio by adding two complementary orphan disease products, RAVICTI and BUPHENYL, and leverage as well as expand the existing infrastructure of our orphan disease business,” said Timothy P. Walbert, chairman, president and chief executive officer, Horizon Pharma plc. “This transaction will be immediately accretive to adjusted EPS and we expect the contribution of RAVICTI and BUPHENYL in 2016 will add approximately $100 million to our adjusted EBITDA, including cost synergies contributing greater than $50 million. Additionally, this acquisition further accelerates our near- and long-term sales and adjusted EBITDA growth and provides significant value for both Horizon and Hyperion shareholders.”

“During the last two years, we have solidified our position in the orphan disease space and made significant progress in bringing life-changing medicines to people with urea cycle disorders,” said Donald J. Santel, president and chief executive officer, Hyperion Therapeutics, Inc. “I would like to thank my colleagues for their tireless commitment to advancing the clinical development and understanding of RAVICTI, BUPHENYL and urea cycle disorders. Horizon shares our commitment and I’m confident that the strength of its existing orphan business unit will continue to expand the reach of these important medicines to more patients impacted by these disorders.”

Strategic and financial benefits of the transaction:

•	Increases the number of Horizon’s products from five to seven, with the addition of RAVICTI and BUPHENYL to Horizon’s orphan business unit, providing additional revenue diversification

•	Leverages Horizon’s orphan business unit offering attractive revenue and operating synergies

•	Expected 2016 adjusted EBITDA of approximately $100 million from the acquired business with expected cost synergies of more than $50 million

RAVICTI and BUPHENYL are medicines for people with urea cycle disorders (UCDs), a collection of inherited metabolic disorders, which impact approximately 2,100 people in the United States with approximately 1,100 diagnosed. A marketing authorization application has been filed for European marketing of RAVICTI. The prevalence of UCD is similar in Europe and other international markets.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Net sales of RAVICTI and BUPHENYL for Q4 2014 and full year 2014 were $30.8 million and $113.6 million, respectively.

Transaction Terms

The acquisition is structured as an all cash tender offer for all the issued and outstanding shares of Hyperion common stock at a price of $46.00 per share followed by a merger in which each remaining untendered share of Hyperion common stock would be converted into the $46.00 per share cash consideration paid in the tender offer.

Horizon has entered into agreements with certain stockholders of Hyperion, including certain members of the Hyperion management team and certain funds affiliated with members of the Hyperion board of directors, pursuant to which each of these stockholders has agreed to tender the Hyperion common shares owned of record or beneficially by such stockholder, which in the aggregate represent approximately 21 percent of the outstanding Hyperion common shares as of the date of the agreements.

Closing of the transaction is subject to customary conditions, including the tender of a majority of the outstanding Hyperion shares and expiration or termination of the HSR waiting period. It is anticipated that the transaction will close in the second quarter of 2015.

Financing

Horizon has secured $900 million in debt commitments from Citigroup Global Capital Markets Inc. and Jefferies LLC, which in addition to Horizon’s cash and cash equivalents, is available to finance the transaction, repay Horizon’s $300 million Senior Secured Credit Facility and pay fees as well as expenses related to the transaction. Horizon plans to replace a portion of the debt commitments through new debt issuances and the use of Hyperion’s cash and cash equivalents.

Advisors

Jefferies LLC, Citigroup Global Markets Inc. and Cowen and Company acted as advisors to Horizon Pharma in the transaction. Citigroup Global Markets Inc. and Jefferies LLC are initial lenders and lead arrangers for the debt commitments in place to finance the transaction. Horizon Pharma’s legal advisors are Cooley LLP and McCann FitzGerald.

Centerview Partners LLC acted as financial advisor and provided a fairness opinion to Hyperion and Shearman & Sterling LLP acted as legal advisor. Houlihan Lokey Capital, Inc. also provided financial advice to the board of Hyperion.

Conference Call Today at 8 A.M. ET

At 8 a.m. Eastern Time today, Horizon’s management will host a conference call and live audio webcast to review the transaction and related matters. The live webcast and a replay may be accessed by visiting the investors section of Horizon’s website at http://ir.horizon-pharma.com. Please connect to the company’s website at least 15 minutes prior to the live webcast to ensure adequate time for any software download that may be needed to access the webcast. Alternatively, please call 888-338-8373 (U.S.) or 973-872-3000 (international) to listen to the conference call. The conference ID number for the

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

live call is 17958843. Telephone replay will be available approximately two hours after the call. To access the replay, please call 855-859-2056 (U.S.) or 404-537-3406 (international). The conference ID number for the replay is 17958843. An archived version of the webcast will be available for at least one week on the investors section of Horizon’s website at http://ir.horizon-pharma.com.

About Horizon Pharma plc

Horizon Pharma plc is a specialty biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated products that address unmet medical needs. The company markets a portfolio of products in arthritis, inflammation and orphan diseases. The company’s U.S. marketed products are ACTIMMUNE® (interferon gamma-1b), DUEXIS® (ibuprofen/famotidine), PENNSAID® (diclofenac sodium topical solution) 2% w/w, RAYOS® (prednisone) delayed-release tablets and VIMOVO® (naproxen/esomeprazole magnesium). Horizon’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com.

About Hyperion Therapeutics, Inc.

Hyperion Therapeutics is a commercial-stage biopharmaceutical company committed to developing and delivering life-changing treatments for orphan diseases. The company’s first commercial product, RAVICTI® (glycerol phenylbutyrate) Oral Liquid, was approved in February 2013 and is currently being marketed in the United States. The company also owns worldwide rights to BUPHENYL® (sodium phenylbutyrate) Tablets and Powder, which it markets in the United States. BUPHENYL is also marketed internationally through business partners. In addition, the company is developing RAVICTI for the potential treatment of hepatic encephalopathy. For more information, please visit www.hyperiontx.com.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon’s anticipated acquisition of Hyperion and the timing and benefits thereof, estimated future financial results and performance of RAVICTI and BUPHENYL and Horizon’s business as a whole, Horizon’s financing plans, the combined company’s strategy, plans, objectives, expectations and intentions, anticipated product portfolio, and other statements that are not historical facts. These forward-looking statements are based on Horizon’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon’s ability to complete the acquisition on the proposed terms and schedule; whether Horizon or Hyperion will be able to satisfy their respective closing conditions related to the acquisition; whether sufficient Hyperion stockholders tender their shares in the acquisition; whether Horizon will obtain financing for the transaction on the expected timeline and terms; the outcome of legal proceedings that may be instituted against Hyperion and/or others relating to the acquisition; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to the Horizon and Hyperion businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Hyperion’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2014. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Hyperion or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Hyperion. The offer to purchase shares of Hyperion common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Ghrian Acquisition Inc., a wholly owned subsidiary of Horizon Pharma, Inc., which is an indirect wholly owned subsidiary of Horizon Pharma plc, and the solicitation/recommendation statement will be filed with the SEC by Hyperion. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Note Regarding Use of Non-GAAP Financial Measures

EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are used and provided by Horizon as non-GAAP financial measures. Adjustments to expected EBITDA related to RAVICTI and BUPHENYL exclude acquisition transaction related expenses, loss on debt extinguishment, as well as non-cash items such as stock compensation, depreciation and amortization, royalty accretion, non-cash interest expense, and other non-cash adjustments. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Horizon believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Horizon’s financial performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Horizon’s expected operational results and trends. In addition, these non-GAAP financial measures are among the indicators Horizon’s management uses for planning and forecasting purposes and measuring the Company’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by the Company may be

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies. The Company has not provided a reconciliation of expected 2016 adjusted EBITDA related to RAVICTI and BUPHENYL to a net income (loss) outlook because certain items that are a component of net income (loss) but not part of adjusted EBITDA, such as stock compensation and acquisition related expenses, cannot be reasonably projected, either due to the significant impact of changes in Horizon’s stock price on stock compensation, or the variability associated with acquisition related expenses due to timing and other factors.

For full prescribing information refer to the individual product websites.

Contacts:

Company:

Robert F. Carey

Executive Vice President, Chief Business Officer

Investor-relations@horizonpharma.com

Investors:

Ami Bavishi

Burns McClellan

abavishi@burnsmc.com

International Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

U.S. Media:

Geoff Curtis

DJE Science

geoff.curtis@djescience.com

Source: Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland